February 8, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mr. Jeffrey Gabor

Re:	Acceleration Request of MediciNova, Inc.

Registration Statement on Form S-3, filed January 29, 2021

(File No. 333-252592)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, MediciNova, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Wednesday, February 10, 2021, or as soon thereafter as practicable.

Thank you for your assistance. If you should have any questions, please contact Jordan Murray of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8047.

Very truly yours,

/s/ Yuichi Iwaki
Yuichi Iwaki
President and Chief Executive Officer